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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

August 19, 2013

VIA HAND DELIVERY

AND EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ROI Acquisition Corp. II
Registration Statement on Form S-1
Submitted July 19, 2013
CIK No. 0001581607

Dear Mr. Spirgel:

On behalf of ROI Acquisition Corp. II (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated August 15, 2013, relating to the Company’s Draft Registration Statement submitted to the Commission on July 19, 2013.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft Registration Statement submitted on July 19, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the

United States Securities and Exchange Commission

August 19, 2013

Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s comment, the Company advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Similarly, the Company advises the Staff that it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.

2.	Please file your amended and restated articles of incorporation.

Response: In response to the Staff’s comment, the Company has filed as Exhibit 3.2 a Form of Amended and Restated Certificate of Incorporation. The Amended and Restated Certificate of Incorporation (the “Certificate”) will be executed simultaneously with the pricing of the Company’s initial public offering and therefore a final, executed Certificate will not be available for filing prior to effectiveness of the Registration Statement. The Company further respectfully advises the Staff that Item 601(b)(3)(i) of Regulation S-K provides that “[w]here it is impracticable for the registrant to file a charter amendment authorizing new securities with the appropriate state authority prior to the effective date of the registration statement registering such securities, the registrant may file as an exhibit to the registration statement the form of amendment to be filed with the state authority. In such a case, if material changes are made after the copy is filed, the registrant must also file the changed copy.” It is impracticable to file the executed Certificate prior to effectiveness of the registration statement because execution of the Certificate is predicated on the pricing of the Company’s initial public offering, and execution of the Certificate would subject the Company to restrictions applicable to its status as a special purpose acquisition company prior to the sale of the Company’s units to public investors. The Company will file the final, executed Certificate as an exhibit to a Current Report on Form 8-K promptly following the consummation of the offering in accordance with SEC rules and regulations.

Prospectus Cover Page

3.	Please revise to indicate whether or not the company will issue half shares of stock upon the exercise of a warrant, or whether a warrant holder would need to exercise both warrants to receive a whole share of stock at a price of $11.50 per share.

United States Securities and Exchange Commission

August 19, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to indicate that it will not issue half shares of stock upon the exercise of a warrant. The Company has also revised the disclosure on the prospectus cover page to indicate that if, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

4.	Please advise why the proceeds to the company before expenses would be $9.45, and not $9.50.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to indicate that the per unit underwriting discounts and commissions will equal $0.55 rather than $0.50. As a result, the proceeds to the Company before expenses will be $9.45 per unit.

Our Management Team, p. 2

5.	Please revise to include prominent disclosure cautioning potential investors against relying on the record of ROI Acquisition Corp’s performance as indicative of the current registrant’s future performance.

Response: In response to the Staff’s comment, the Company has included prominent disclosure on pages 2-3 cautioning potential investors against relying on the record of ROI Acquisition Corp.’s performance as indicative of the Company’s future performance.

6.	The extensive disclosure concerning your management team appears elsewhere in your prospectus, namely at pages 72 and 73. Please revise to shorten the disclosure concerning these individuals within the summary section of your prospectus.

Response: In response to the Staff’s comment, the Company has shortened the disclosure in the summary section of the prospectus with respect to the Company’s management team.

7.	Please revise to clarify whether the deferred underwriting commissions will be returned to investors who elect to redeem their shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement to clarify that the per share amount that the Company will return to investors who elect to redeem their shares will not be reduced by the deferred underwriting discount.

United States Securities and Exchange Commission

August 19, 2013

Because each warrant is exercisable for only one-half share of our common stock, the units may be worth less than units of other blank check companies, page 52

8.	Please revise to briefly explain how your unit structure will “alleviate the dilutive effect of the warrants and make us a more attractive merger partner for target businesses.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 to explain how its unit structure will reduce the dilutive effect of the warrants as compared to a unit structure that includes a warrant to purchase one whole share, and thus will make the Company a more attractive merger partner for target businesses.

Dilution, page 62

9.	Please revise to quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 to quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

Initial Business Combination, page 73

10.	You state that each officer and director has existing fiduciary or contractual obligations to another entity with respect to business combination opportunities. Please revise to clarify the number of different entities and whether situations could arise in which business opportunities may be given to various other entities ahead of the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the number of different entities to which each officer and director has existing fiduciary or contractual obligations and whether situations could arise in which business opportunities may be given to various other entities ahead of the Company.

United States Securities and Exchange Commission

August 19, 2013

Management, page 100

11.	Please revise to include the disclosures under Item 401(e) of Regulation S-K concerning the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for ROI II.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include the disclosures under Item 401(e) of Regulation S-K concerning the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the Company.

Underwriting

12.	Please disclose any previous material investment banking and commercial dealings between the underwriters and the company or its affiliates.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there are no previous material investment banking and commercial dealings between the underwriters and the Company or its affiliates.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:	Thomas J. Baldwin, Chairman and Chief Executive Officer

Christie Wong, Staff Accountant

Robert Littlepage, Accountant Branch Chief

Gregory Dundas, Attorney-Advisor

Paul Fischer, Attorney-Advisor